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Writer's Direct Number                                 Writer's E-mail Address
(212) 756-2519                                         robert.goldstein@srz.com





                                                     February 22, 2006

BY EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-3628
Attention:  Mara L. Ransom, Esq.
            Celeste M. Murphy, Esq.
            Special Counsel
            Office of Mergers and Acquisitions

Re:  Whitehall Jewellers, Inc.
     Schedule TO filed on February 8, 2006 by Prentice Capital Management, LP, Holtzman Opportunity Fund, L.P., PWJ Funding LLC, PWJ Lending LLC, Michael Zimmerman, Seymour Holtzman, WJ Holding Corp. and WJ Acquisition Corp. (FILE NO. 005-46037)
     --------------------------------------------------------------------------

Dear Ms. Ransom:

          This firm is counsel to Prentice Capital Management, LP ("Prentice"). On behalf of Prentice, PWJ Funding LLC, PWJ Lending LLC, Michael Zimmerman, WJ Holding Corp., WJ Acquisition Corp. ("WJ Acquisition") and certain of their affiliates and representatives (such persons, collectively, together with the other filing persons described below, the "FILING PERSONS"), we submit this letter in response to your February 17, 2006 comment letter (the "COMMENT LETTER") relating to the offer by WJ Acquisition to purchase all outstanding shares of common stock, par value $0.001 per share, together with the associated preferred stock purchase rights, (the "SHARES") of Whitehall Jewellers, Inc. ("WHITEHALL"), upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") filed as Exhibit (a)(1)(i) to the Tender Offer Statement on Schedule TO (the "Schedule TO") on February 8, 2006 (File No. 005-46037). This letter includes certain responsive information concerning Holtzman Opportunity Fund, L.P. ("Holtzman") and Seymour Holtzman that has been obtained from documents filed publicly by Holtzman or from communications with Holtzman or its counsel.

Mara L. Ransom, Esq.
Securities and Exchange Commission
February 22, 2006
Page 2


          Set forth below are the Filing Persons' responses to the comments raised by the staff of the Securities and Exchange Commission (the "STAFF"). The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter. Capitalized terms used herein shall have the meanings assigned to such terms in the Offer to Purchase and the Schedule TO.

          Concurrently with the filing of this letter, we are filing Amendment No. 1 to the Schedule TO that reflects our responses to the Staff's comments.

                          SCHEDULE 13E-3/SCHEDULE TO-T

          1. WE NOTE THAT THE GENERAL PARTNER OF HOLTZMAN, HOLTZMAN FINANCIAL ADVISORS, LLC, AS WELL AS THE MANAGING MEMBER OF THE GENERAL PARTNER, SH INDEPENDENCE, LLC, HAVE NOT BEEN INCLUDED AS FILING PERSONS ON THE SCHEDULE 13E-3. FURTHER, WE NOTE THE DESCRIPTION YOU HAVE GIVEN AS TO MR. DUSKIN'S ROLE IN MEETINGS WITH WHITEHALL THROUGHOUT THE NEGOTIATING PROCESS. TELL US WHETHER YOU BELIEVE THAT THOSE ENTITIES AND MR. DUSKIN ARE AFFILIATES ENGAGED IN THIS GOING PRIVATE TRANSACTION. WE NOTE THAT ALL FILING PERSONS MUST COMPLY WITH THE REQUIREMENTS OF RULE 13E-3 INCLUDING THE FAIRNESS DETERMINATION AND RECOMMENDATION REQUIREMENTS. SEE Q & A NO. 5 OF SEC RELEASE NO. 34-17719 (APR. 13, 1981) AND ITEM II.D.3 OF THE DIVISION OF CORPORATION FINANCE'S "CURRENT ISSUES AND RULE MAKING PROJECTS" OUTLINE, DATED NOVEMBER 14, 2000 AVAILABLE ON OUR WEBSITE AT WWW.SEC.GOV. IN YOUR SUPPLEMENTAL RESPONSE, INDICATE THE EXPECTED CONTINUING EQUITY INTEREST EACH MAY HAVE IN THE SURVIVING ENTITY.

     RESPONSE: The Schedule TO and the Offer to Purchase have been revised to include Holtzman Financial Advisors, LLC, SH Independence, LLC and Jonathan Duskin as filing persons under the Schedule TO and members of the Purchaser Group. The Filing Persons respectfully refer the Staff to the Schedule 13D filings, as amended, filed by Prentice and Holtzman which disclose the form and amount of beneficial ownership of the Shares held by the Filing Persons. It is expected that Prentice and Holtzman will, through their respective indirect ownership interests in Holdco, beneficially own 75% and 25% of the Surviving Corporation, respectively.

          2. IT APPEARS THAT YOU HAVE NOT INCLUDED ALL SHARES UNDERLYING EXERCISABLE OPTIONS, WITHOUT REGARD TO WHETHER OR NOT THEY ARE "IN THE MONEY," IN DETERMINING THE APPROPRIATE FILING FEE. UNLESS YOU HAVE A WRITTEN AGREEMENT PREVENTING OPTION HOLDERS FROM EXERCISING AND TENDERING INTO THE OFFER, YOU MUST USE THE PER SHARE PRICE RATHER THAN THE "SPREAD" BETWEEN THE EXERCISE PRICE AND THE OFFER PRICE, IN CALCULATING THE FEE.

     RESPONSE: The cover page to the Schedule TO has been revised in accordance with the Staff's comments and an additional filing fee has been paid.

Mara L. Ransom, Esq.
Securities and Exchange Commission
February 22, 2006
Page 3

                                OFFER TO PURCHASE

SUMMARY TERM SHEET, PAGE 1

     CONDITIONS TO TENDER OFFER, PAGE 1

          3. WHERE YOU DISCUSS THE MINIMUM CONDITION, PLEASE QUANTIFY WHAT AMOUNT OF SHARES YOU WILL NEED TO BE TENDERED IN ORDER TO SATISFY THIS CONDITION AND INDICATE TO WHAT EXTENT THE CONDITION HAS ALREADY BEEN SATISFIED. SPECIFICALLY, WE NOTE YOUR DISCLOSURE ELSEWHERE THAT YOU ALREADY OWN 4,283,795 SHARES OR 25.55% OF THE OUTSTANDING EQUITY OF WHITEHALL. WHAT DOES THIS AMOUNT REPRESENT IN TERMS OF VOTING POWER? FURTHER, ACCORDING TO THE SCHEDULE 14D-9 FILED BY WHITEHALL THE OFFICERS AND DIRECTORS OF WHITEHALL ALSO PLAN ON TENDERING INTO THE OFFER. PLEASE REVISE TO DISCLOSE THE AMOUNT, BOTH IN TERMS OF NUMBERS OF SHARES AND PERCENTAGE OF VOTING POWER, THIS REPRESENTS.

     RESPONSE: The "Summary Term Sheet," "Questions and Answers," "Introduction" and Section 11 under the "Tender Offer" ("Conditions to the Offer") of the Offer to Purchase have been revised to reflect the number of Shares that will be needed to be tendered (exclusive of those beneficially owned by the Purchaser Group) in order to satisfy the Minimum Condition and indicate to what extent the condition has already been satisfied. The second paragraph of the cover page, the "Summary Term Sheet" and "Questions and Answers" to the Offer to Purchase have been revised in accordance with the Staff's comment to clarify that the amount of Shares beneficially owned by the Purchaser Group represents approximately 25.55% of the voting power of the Company. "Questions and Answers" of the Offer to Purchase has been revised in accordance with the Staff's comment to disclose the number of Shares and the percentage of voting power of the Shares beneficially owned by Whitehall's directors and executive officers who, based on Whitehall's 14D-9, currently intend to tender their Shares in the Offer.

     POSITION OF THE PURCHASER GROUP, PAGE 4

          4. WE NOTE YOUR INDICATION THAT THE PURCHASER GROUP BELIEVES THAT THE TENDER OFFER AND THE MERGER ARE BOTH "FINANCIALLY FAIR TO THE UNAFFILIATED STOCKHOLDERS OF WHITEHALL." PLEASE REVISE THE REFERENCE TO "FINANCIALLY" OR ADVISE US AS TO WHY YOU BELIEVE THIS MODIFIER IS NECESSARY.

     RESPONSE: The "Summary Term Sheet" of the Offer to Purchase has been revised in accordance with the Staff's comment to delete the term "financially" from the first sentence of the section entitled "Position of the Purchaser Group."

Mara L. Ransom, Esq.
Securities and Exchange Commission
February 22, 2006
Page 4


     MERGER FOLLOWING EXPIRATION OF THE TENDER OFFER, PAGE 5

          5. HERE OR IN AN APPROPRIATE PLACE IN THIS DISCLOSURE DOCUMENT, REVISE TO DISCUSS HOW YOU ARRIVED AT THE CONSIDERATION THAT IS BEING PAID TO THE HOLDERS OF CLASS B SHARES IN THE MERGER.

     RESPONSE: The "Summary Term Sheet" and "Introduction" to the Offer to Purchase have been revised to state that the Purchaser Group determined the amount of consideration to be paid to the holders of Class B Shares in the Merger in accordance with both the terms of the Merger Agreement and Whitehall's Certificate of Incorporation, which provides for the relative value of the Class B Shares as compared to Whitehall's Common Stock.

QUESTIONS AND ANSWERS, PAGE 7

          6. REFER TO YOUR Q&A REGARDING "WILL WHITEHALL'S DIRECTORS AND EXECUTIVE OFFERS TENDER THEIR SHARES IN THE TENDER OFFER?" ACCORDING TO THE
SCHEDULE 14D-9 FILED BY WHITEHALL THE OFFICERS AND DIRECTORS OF WHITEHALL ALSO PLAN ON TENDERING INTO THE OFFER. PLEASE REVISE THIS DISCLOSURE TO INDICATE THIS AND QUANTIFY THE AMOUNT THAT IS EXPECTED TO BE TENDERED.

     RESPONSE: The first sentence of the question entitled "Will Whitehall's directors and executive officers tender their Shares in the tender offer?" under "Questions and Answers" to the Offer to Purchase has been revised to indicate that, based on Whitehall's Schedule 14D-9, Whitehall's directors and executive officers intend to tender their Shares in the Offer and to quantify the amount that is expected to be tendered.

SPECIAL FACTORS, PAGE 16

     1. BACKGROUND OF THE OFFER; PAST CONTACTS AND NEGOTIATIONS WITH WHITEHALL, PAGE 16

          7. SEE THE LAST PARAGRAPH OF THIS SECTION AND THE FIRST PARAGRAPH UNDER THE TENDER OFFER -CERTAIN INFORMATION CONCERNING WHITEHALL. WE NOTE THAT YOU DO NOT TAKE RESPONSIBILITY FOR THE ACCURACY OR COMPLETENESS OF ANY INFORMATION CONTAINED IN THE OFFER TO PURCHASE WHICH WAS BASED ON PUBLICLY AVAILABLE INFORMATION ABOUT THE COMPANY OR NEWCASTLE. WHILE YOU MAY INCLUDE APPROPRIATE LANGUAGE ABOUT THE LIMITS ON THE RELIABILITY OF THE INFORMATION, YOU MAY NOT DISCLAIM RESPONSIBILITY FOR ITS ACCURACY. PLEASE REVISE.

     RESPONSE: Section 1 of "Special Factors" ("Background of the Offer; Past Contacts and Negotiations with Whitehall") and Section 7 of "The Tender Offer" ("Certain Information Concerning Whitehall") of the Offer to Purchase have been revised to delete such disclaimer and include appropriate language regarding the reliability of the information provided by Whitehall to the Filing Persons.

Mara L. Ransom, Esq.
Securities and Exchange Commission
February 22, 2006
Page 5


          8. PLEASE REVISE TO DISCUSS HOW THE PURCHASER GROUP ARRIVED AT THE OFFER PRICE OF $1.60 PER SHARE.

     RESPONSE: Section 1 of "Special Factors" ("Background of the Offer; Past Contacts and Negotiations with Whitehall") of the Offer to Purchase has been revised to include a statement as to how the Purchaser Group arrived at the Offer Price of $1.60 per Share.

          9. REVISE THIS DISCUSSION TO ADDRESS HOW HOLTZMAN AND ITS AFFILIATES BECAME AN INVESTOR. WE NOTE YOUR INDICATION ON PAGE 42 THAT YOU ADVISED WHITEHALL'S COUNSEL ON OCTOBER 13, 2005 "THAT HOLTZMAN WOULD PARTICIPATE IN THE FINANCING TRANSACTION WITH PRENTICE," ON PAGE 42 BUT YOU DO NOT EXPLAIN HOW THEY BECAME INVOLVED IN OR WHAT PRENTICE'S RELATIONSHIP IS WITH THEM? IN DOING SO, PLEASE ALSO TELL US WHAT CONSIDERATION YOU AND HOLTZMAN HAVE GIVEN TO ACKNOWLEDGING THE EXISTENCE OF A GROUP FOR PURPOSES OF SATISFYING YOUR SECTION 13 REPORTING OBLIGATIONS, PURSUANT TO RULE 13D-5(B).

     RESPONSE: Section 1 of "Special Factors" ("Background of the Offer; Past Contacts and Negotiations with Whitehall") of the Offer to Purchase has been revised to describe how Holtzman became an Investor. In addition, the Filing Persons respectfully supplementally refer the Staff to the Filing Persons' Amendment No. 4 to the Schedule 13D and Amendment No. 2 to the
     Schedule 13D filed by Holtzman, wherein the Filing Persons acknowledge that together with Holtzman they are deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

     3. POSITION OF THE PURCHASER GROUP REGARDING THE FAIRNESS OF THE OFFER AND THE MERGER, PAGE 33


          10. PLEASE REVISE THIS DISCUSSION TO ENSURE THAT YOU HAVE PROVIDED A REASONABLY DETAILED DISCUSSION OF EACH MATERIAL FACTOR FORMING THE BASIS FOR THE PURCHASER GROUP'S FAIRNESS DETERMINATION IN ACCORDANCE WITH ITEM 1014(B) OF REGULATION M-A. A LISTING OF THE FACTORS CONSIDERED, WITHOUT A DISCUSSION OF HOW THAT FACTOR RELATES TO THE DETERMINATION THAT THE TRANSACTION IS FAIR TO THE UNAFFILIATED STOCKHOLDERS IS INADEQUATE. SEE IN THE MATTER OF MEYERS PARKING SYSTEMS INC., SECURITIES EXCHANGE ACT REL. NO. 26069 (SEPTEMBER 12, 1988). FOR EXAMPLE, YOU MENTION THAT YOU CONSIDERED THE FACT THAT "EFFECTIVE OCTOBER 28, 2005, THE COMMON STOCK WAS SUSPENDED FROM TRADING ON THE NEW YORK STOCK EXCHANGE...," HOWEVER, YOU DO NOT EXPLAIN HOW THAT FACTOR RELATES TO YOUR FAIRNESS DETERMINATION.

     RESPONSE: Section 3 of "Special Factors" ("Position of the Purchaser Group Regarding the Fairness of the Offer and the Merger") of the Offer to Purchase has been revised to ensure that the Filing Persons have provided a reasonably detailed discussion of each

Mara L. Ransom, Esq.
Securities and Exchange Commission
February 22, 2006
Page 6


     material factor forming the basis for the Purchaser Group's fairness determination in accordance with Item 1014(b) of Regulation M-A.

          11. ELABORATE UPON THE FACTOR THAT REFERS TO "THE DEPRESSED MARKET PRICE OF THE SHARES OF COMMON STOCK BASED ON WHITEHALL'S MATERIALLY WEAKER FINANCIAL RESULTS OF THE PAST SEVERAL YEARS." SPECIFICALLY, PROVIDE QUANTIFIABLE INFORMATION ABOUT THE DEPRESSED MARKET PRICE OF THE SHARES.

     RESPONSE: Section 3 of "Special Factors" ("Position of the Purchaser Group Regarding the Fairness of the Offer and the Merger") of the Offer to Purchase has been revised to elaborate upon the factor that refers to "the depressed market price of the shares of Common Stock based on Whitehall's materially weaker financial results of the past several years" by providing quantifiable information about the depressed market price of the Shares.

          12. PLEASE ELABORATE UPON THIS DISCUSSION TO DISCLOSE HOW YOU DETERMINED THE TRANSACTION TO BE SUBSTANTIVELY FAIR TO THE UNAFFILIATED SHAREHOLDERS. THE FACTORS LISTED IN INSTRUCTION 2 TO ITEM 1014 ARE THOSE GENERALLY CONSIDERED RELEVANT IN ADDRESSING THE SUBSTANTIVE FAIRNESS OF A RULE 13C-3 TRANSACTION AND SHOULD BE DISCUSSED. SPECIFICALLY, YOU HAVE NOT ADDRESSED THE GOING CONCERN AND LIQUIDATION VALUES OF THE COMMON STOCK, PURSUANT TO INSTRUCTION 2(IV) AND (V) OF ITEM 1014 OF REGULATION M-A. TO THE EXTENT THAT ANY SUCH FACTORS WERE NOT CONSIDERED OR DEEMED RELEVANT IN THE CONTEXT OF THIS PARTICULAR TRANSACTION, THAT FACT MAY BE IMPORTANT FOR SHAREHOLDERS IN ASSESSING THE TRANSACTION AND THE COMPANY'S FAIRNESS DETERMINATION. SEE EXCHANGE ACT RELEASE 17719 (APRIL 13, 1981).

     RESPONSE: The Filing Persons did not consider or deem relevant going concern and liquidation values of the Common Stock because factors related to historical market price, past performance and book value were deemed by the Purchaser Group to be more relevant to a determination of fairness.
     Section 3 of "Special Factors" ("Position of the Purchaser Group Regarding the Fairness of the Offer and the Merger") of the Offer to Purchase has been revised to include a statement to such effect.

          13. PLEASE ALSO ELABORATE UPON THIS DISCUSSION TO ADDRESS TO WHAT EXTENT, IF ANY, THE ROLE OF THE SPECIAL COMMITTEE AND THE FAIRNESS ADVISOR, DUFF & PHELPS, ASSISTED YOU IN ARRIVING AT YOUR DETERMINATION OF THE SUBSTANTIVE AND PROCEDURAL FAIRNESS OF THE OFFER. THIS COMMENT APPLIES ESPECIALLY TO THE FIRST FACTOR YOU LIST UNDER YOUR PROCEDURAL FAIRNESS DETERMINATION, CONSIDERING IT WOULD APPEAR THAT AT LEAST ONE MEMBER OF THE BOARD MR. PATINKIN, WAS FACED WITH CERTAIN CONFLICTS OF INTEREST IN ARRIVING AT THEIR FAIRNESS DETERMINATION, WHICH WOULD UNDERMINE THIS FACTOR AS BEING SUPPORTIVE OF YOUR FAIRNESS DETERMINATION.

Mara L. Ransom, Esq.
Securities and Exchange Commission
February 22, 2006
Page 7


     RESPONSE: Section 3 of "Special Factors" ("Position of the Purchaser Group Regarding the Fairness of the Offer and the Merger") has been revised to state that the Purchaser Group was aware of the Duff & Phelps opinion but did not rely upon it in its determination of the substantive fairness of the Offer. The Purchaser Group did believe, however, that the existence of the opinion supported the determination that the Offer was procedurally fair to the unaffiliated Whitehall stockholders.

          14. CLARIFY THE FACTOR THAT REFERS TO "THE BOARDS OF DIRECTORS CONSISTS OF WHITEHALL DIRECTORS WHO, AMONG OTHERS, ARE NOT OFFICERS OR EMPLOYEES OF WHITEHALL OR THE PURCHASER GROUP AND WHO ARE INDEPENDENT OF WHITEHALL AND THE PURCHASER GROUP." SPECIFICALLY, CLARIFY WHAT YOU MEAN WHEN YOU REFER TO "INDEPENDENT."

     RESPONSE: Section 3 of "Special Factors" ("Position of the Purchaser Group Regarding the Fairness of the Offer and the Merger") of the Offer to Purchase has been revised to clarify that there is no relationship between at least a majority of the Whitehall Board of Directors and either Whitehall or the Purchaser Group that would require related-party transaction disclosure under any applicable securities laws.

          15. ADDRESS WHAT CONSIDERATION, IF ANY, WAS GIVEN TO THE RETENTION OF YOUR OWN FAIRNESS ADVISOR TO PREPARE A REPORT ADDRESSING THE FAIRNESS OF THE CONSIDERATION YOU ARE OFFERING TO SHAREHOLDERS. SEE ITEM 1014(D) OF REGULATION M-A.

     RESPONSE: Section 3 of "Special Factors" ("Position of the Purchaser Group Regarding the Fairness of the Offer and the Merger") of the Offer to Purchase has been revised to add the requested disclosure. The Purchaser Group did not believe that it was necessary to retain its own fairness advisor with respect to the transaction. This was due in large part to the Investors' experience in the industry and in valuing transactions of this nature. In addition, the Purchaser Group does not have any relationship with Whitehall that prevents the Purchaser Group's analysis of fairness from being fully independent.

     4. PURPOSE AND STRUCTURE OF THE OFFER AND THE MERGER; REASONS OF THE PURCHASER GROUP FOR THE OFFER AND THE MERGER; CERTAIN EFFECTS OF THE OFFER AND THE MERGER ALTERNATIVES TO THE OFFER AND THE MERGER, PAGE 33

          16. WE REFER YOU TO YOUR DISCUSSION REGARDING THE "PLANS FOR WHITEHALL AFTER THE OFFER AND MERGER." SPECIFICALLY, PLEASE REVISE TO CLARIFY THE TREATMENT OF OPTIONS IN THE MERGER. HERE YOU INDICATE THAT YOU WILL CANCEL AND PAY THE EXCESS, IF ANY, ON ALL OPTIONS. ON PAGE 53, HOWEVER, IT APPEARS THAT YOU ONLY ADDRESS THE TREATMENT OF OPTIONS HELD BY NON-EMPLOYEE DIRECTORS. PLEASE REVISE TO CLARIFY.

Mara L. Ransom, Esq.
Securities and Exchange Commission
February 22, 2006
Page 8



     RESPONSE: Section 11 of "Special Factors" ("The Merger Agreement") has been revised to clarify the treatment of Options in the Merger and, specifically, to state that all Options not exercised will be canceled in exchange for the payment of the excess, if any, of the Offer Price over the exercise price for such Options, less applicable income and employment taxes required to be withheld by applicable law, other than Options held by Robert Baumgardner which shall be treated in accordance with the terms of his employment agreement.

          17. ALSO, PLEASE REVISE THIS DISCUSSION TO ADDRESS WHETHER YOU HAVE ANY PLANS TO CHANGE WHITEHALL'S CHARTER, BYLAWS OR OTHER GOVERNING INSTRUMENTS, PURSUANT TO ITEM 1006(C)(10) OF REGULATION M-A.

     RESPONSE: Section 4 of "Special Factors" ("Purpose and Structure of the Offer and the Merger; Reasons of the Purchaser Group for the Offer and the Merger; Certain Effects of the Offer and the Merger") of the Offer to Purchase has been revised to state that the Purchaser does not currently have any plans to amend Whitehall's charter, bylaws or other governing instruments, other than as provided in the Merger Agreement. Under the Merger Agreement, the certificate of incorporation and bylaws of the Surviving Corporation shall be identical to such constitutive documents of the Purchaser in effect at the effective time of the Merger.

          18. WE REFER YOU TO YOUR DISCUSSION REGARDING THE "REASONS OF THE PURCHASER GROUP FOR THE OFFER AND THE MERGER." WE NOTE THAT YOU INCLUDE "THE COST OF MAINTAINING PUBLIC-COMPANY STATUS..." AS A REASON WHY YOU ARE MAKING THE OFFER. THIS WOULD SEEM TO INDICATE THAT YOU PLAN TO TERMINATE WHITEHALL'S STATUS AS A REPORTING COMPANY, AS DOES YOUR DISCLOSURE IN THE LAST PARAGRAPH UNDER THE TENDER OFFER - CERTAIN EFFECTS OF THE OFFER, WHERE YOU INDICATE THAT THE "PURCHASER CURRENTLY INTENDS TO SEEK TO CAUSE THE SURVIVING CORPORATION TO TERMINATE THE REGISTRATION OF THE SHARES UNDER THE EXCHANGE ACT UPON COMPLETION OF THE MERGER." YOUR DISCLOSURE ON PAGES 5 AND 12, HOWEVER, INDICATE THAT YOU HAVE NOT MADE A DETERMINATION IN THIS REGARD PRIOR TO THE MERGER. PLEASE REVISE TO RECONCILE OR, IF YOU MEAN TO SAY THAT YOU WILL TERMINATE WHITEHALL'S STATUS AS A REPORTING COMPANY BUT YOU ARE NOT SURE WHETHER IT WILL BE BEFORE OR AFTER THE MERGER, PLEASE CLEARLY STATE THIS. IF WHETHER YOU WILL TERMINATE WHITEHALL'S STATUS AS A REPORTING COMPANY IS DEPENDENT UPON THE SUCCESS OF THE OFFER, PLEASE ALSO INDICATE THIS.

     RESPONSE: The "Summary Term Sheet" and "Questions and Answers" of the Offer to Purchase have been revised to clarify that the Purchaser does not have any current intention to terminate the registration of the Shares under the Exchange Act until completion of the Merger. Following the Merger, none of Whitehall's stockholders, other than the Purchaser Group, will be stockholders of Whitehall. As a result, the de-registration following the Merger will not adversely affect Whitehall's current public stockholders.

Mara L. Ransom, Esq.
Securities and Exchange Commission
February 22, 2006
Page 9


          19. WE REFER YOU TO YOUR DISCUSSION REGARDING "CERTAIN EFFECTS OF THE OFFER AND THE MERGER." PLEASE REVISE TO ENSURE THAT YOU INCLUDE A REASONABLY THOROUGH DISCUSSION OF THE DETRIMENTS OF THE OFFER IN ACCORDANCE WITH INSTRUCTION 2 TO ITEM 1013 OF REGULATION M-A. FOR EXAMPLE, ONE OF THE ADVERSE EFFECTS OF THE OFFER WILL BE THAT THE COMPANY WILL NO LONGER BE SUBJECT TO THE PROVISIONS OF THE SARBANES-OXLEY ACT OR THE LIABILITY PROVISIONS OF THE EXCHANGE ACT AND THAT OFFICERS OF THE COMPANY WILL NO LONGER BE REQUIRED TO CERTIFY THE ACCURACY OF ITS FINANCIAL STATEMENTS. CONSIDER WHETHER SOME OF THE DISCUSSION OF CERTAIN EFFECTS OF THE OFFER THAT APPEARS ON PAGE 73 WOULD ALSO BE APPROPRIATE HERE.

     RESPONSE: Section 4 of "Special Factors" ("Purpose and Structure of the Offer and the Merger; Reasons of the Purchaser Group for the Offer and the Merger; Certain Effects of the Offer and the Merger") of the Offer to Purchase has been revised in accordance with the Staff's comments.

          20. ALSO, PLEASE REVISE THIS DISCUSSION TO REFLECT THE EFFECT OF THE TRANSACTION IN TERMS OF DOLLAR AMOUNTS AND PERCENTAGES AS IT RELATES TO NET EARNINGS, PURSUANT TO INSTRUCTION 3 OF ITEM 1013 OF REGULATION M-A.

     RESPONSE: Section 4 of "Special Factors" ("Purpose and Structure of the Offer and the Merger; Reasons of the Purchaser Group for the Offer and the Merger; Certain Effects of the Offer and the Merger") of the Offer to Purchase has been revised in accordance with the Staff's comments.

          21. WE REFER YOU TO YOUR DISCUSSION OF THE "ALTERNATIVES TO THE OFFER AND THE MERGER." PLEASE REVISE TO ELABORATE UPON THE REASON WHY YOU "DETERMINED TO ABANDON THE ISSUANCE AND SALE OF THE NOTES AND ENTERED INTO THE MERGER AGREEMENT."

     RESPONSE: Section 4 of "Special Factors" ("Purpose and Structure of the Offer and the Merger; Reasons of the Purchaser Group for the Offer and the Merger; Certain Effects of the Offer and the Merger") of the Offer to Purchase has been revised in accordance with the Staff's comments.

     11.  THE MERGER AGREEMENT, PAGE 52

          22. IN YOUR DISCUSSION OF THE MERGER, YOU INDICATE THAT "[E]ACH SHARE OF COMMON STOCK OF THE PURCHASER OUTSTANDING IMMEDIATELY PRIOR TO THE EFFECTIVE TIME WILL AUTOMATICALLY BE CONVERTED AT THE EFFECTIVE TIME INTO ONE VALIDLY ISSUED AND OUTSTANDING SHARE OF COMMON STOCK OF THE SURVIVING CORPORATION." THE SECOND PARAGRAPH IN THE INTRODUCTION ON PAGE 14 WOULD SEEM TO INDICATE THAT NO SHARES WILL BE ISSUED IN THE SURVIVING CORPORATION AS ALL OUTSTANDING WHITEHALL SHARES WILL EITHER BE CANCELLED OR CONVERTED INTO CASH. PLEASE RECONCILE.

Mara L. Ransom, Esq.
Securities and Exchange Commission
February 22, 2006
Page 10



     RESPONSE: The "Introduction" to the Offer to Purchase has been revised in accordance with the Staff's comments.

THE TENDER OFFER, PAGE 64

     1.   TERMS OF THE OFFER, PAGE 64

          23. REVISE YOUR DISCLOSURE HERE AND IN THE FIRST PARAGRAPH UNDER "ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES" TO CLARIFY THAT YOU WILL PAY FOR ALL SHARES SO ACCEPTED "PROMPTLY," NOT "AS SOON AS LEGALLY PERMITTED TO DO SO UNDER APPLICABLE LAW," FOLLOWING THE EXPIRATION OF THE OFFER. REFER TO RULE 14E-1(C). WE NOTE YOUR INDICATION IN THE PENULTIMATE PARAGRAPH OF THIS SECTION THAT THE TERMS OF THE MERGER AGREEMENT PROVIDE FOR PAYMENT "AS SOON AS PERMITTED UNDER APPLICABLE LAW" BUT THIS PROVISION MIGHT NOT BE CONSISTENT WITH YOUR OBLIGATIONS UNDER RULE 14E-1(C).

     RESPONSE: Sections 1 and 2 of "The Tender Offer" ("Terms of the Offer" and "Acceptance for Payment and Payment for Shares") of the Offer to Purchase have been revised to make clear that payment to shareholders of Whitehall will be made promptly.

     4.   WITHDRAWAL RIGHTS, PAGE 69

          24. PLEASE REVISE THIS DISCUSSION TO ACKNOWLEDGE THE RIGHT THAT HOLDERS OF SHARES HAVE TO WITHDRAW THEIR TENDERED SHARES IN ACCORDANCE WITH THE PROVISIONS OF SECTION 14(D)(5) OF THE EXCHANGE ACT. SPECIFICALLY, REVISE TO DISCLOSE THAT SHARES NOT YET ACCEPTED FOR PAYMENT OR EXCHANGE AFTER THE EXPIRATION OF SIXTY DAYS FROM THE COMMENCEMENT OF THE OFFER MAY BE WITHDRAWN.

     RESPONSE: Section 4 of "The Tender Offer" ("Withdrawal Rights") of the Offer to Purchase has been revised to disclose that Shares not yet accepted for payment or exchange after the expiration of sixty days from the commencement of the Offer may be withdrawn.

     5.   MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES, PAGE 69

          25. PLEASE ELIMINATE THE STATEMENT THAT THE DISCUSSION IS INCLUDED FOR GENERAL INFORMATION ONLY. WE BELIEVE THIS STATEMENT SUGGESTS THAT WHITEHALL'S STOCKHOLDERS MAY NOT RELY ON THE DESCRIPTION OF THE MATERIAL TAX CONSEQUENCES INCLUDED IN YOUR OFFERING MATERIALS.

     RESPONSE: Section 5 of "The Tender Offer" ("Material United States Federal Income Tax Consequences") of the Offer to Purchase has been revised to delete the statement that the discussion is included for general information only.

Mara L. Ransom, Esq.
Securities and Exchange Commission
February 22, 2006
Page 11


     8.   SOURCE AND AMOUNT OF FUNDS, PAGE 73

          26. PLEASE TELL US WHAT, IF ANY, DOCUMENTATION EXISTS TO EVIDENCE THE TRANSFER OF FUNDS TO BE PROVIDED BY THE INVESTORS TO HOLDCO AND THE PURCHASER. IF A LOAN AGREEMENT, CONTRACT, ARRANGEMENT OR UNDERSTANDING EXISTS WITH RESPECT TO THE TRANSFER OF FUNDS FOR PURCHASE OF THE TENDERED SHARES, SUCH DOCUMENT SHOULD BE FILED AS AN EXHIBIT TO THE SCHEDULE TO PURSUANT TO ITEM 1016 OF REGULATION M-A.

     RESPONSE: No written agreement or other documentation exists to evidence the transfer of funds to be provided by the Investors to Holdco and the Purchaser. Rather, the Investors are relying on an oral arrangement that each will provide their proportionate amount of the necessary funds in accordance with their respective ownership interests in Holdco.

     11.  CONDITIONS TO THE OFFER, PAGE 74

          27. PLEASE ELABORATE UPON THIS DISCUSSION TO INDICATE WHETHER ANY OF THE CONDITIONS TO THE OFFER, INCLUDING THE MINIMUM CONDITION, ARE WAIVABLE AND, IF SO, BY WHOM. YOUR DISCUSSION OF THE MERGER AGREEMENT - CONDITIONS TO THE MERGER, WOULD SEEM TO INDICATE THAT THE MINIMUM CONDITION IS WAIVABLE BY EITHER THE PURCHASER OR WHITEHALL BUT YOUR DISCLOSURE UNDER THE TENDER OFFER - TERMS OF THE OFFER WOULD SEEM TO INDICATE THAT THE PURCHASER MAY NOT WAIVE THIS CONDITION. PLEASE RECONCILE.

     RESPONSE: Section 11 of "Special Factors" ("The Merger Agreement") and
     Section 1 of "The Tender Offer" ("Terms of the Offer") of the Offer to Purchase have been revised in accordance with the Staff's comments.

SCHEDULE I

          28. YOU REFER TO "ECONOMIC INTERESTS" IN DESCRIBING THE OWNERSHIP OF HOLDCO BY PRENTICE AND HOLTZMAN. PLEASE REVISE TO CLARIFY WHAT YOU MEAN BY THIS.

     RESPONSE: Schedule I of the Offer to Purchase has been revised to clarify that the economic interests of Prentice and Holtzman in Holdco is comprised of their direct ownership of 75% and 25%, respectively, of Holdco.

EXHIBIT (A)(1)(iii) -- LETTER OF TRANSMITTAL

          29. REFER TO INSTRUCTION 8. WE NOTE YOUR STATEMENT THAT "THE CONDITIONS OF THE OFFER MAY BE WAIVED, IN WHOLE OR IN PART, BY THE PURCHASER, IN ITS SOLE DISCRETION, AT ANY TIME AND FROM TIME TO TIME IN THE CASE OF ANY SHARES TENDERED..." IN THE EVENT YOU WAIVE A CONDITION, YOU

Mara L. Ransom, Esq.
Securities and Exchange Commission
February 22, 2006
Page 12


MUST WAIVE IT AS TO ALL SHAREHOLDERS. FURTHER, ENSURE THAT THIS LANGUAGE IS CONSISTENT WITH COMMENT ABOVE. PLEASE REVISE ACCORDINGLY.

     RESPONSE: The Filing Persons respectfully acknowledge the Staff's comment and believe the Letter of Transmittal in its current form is consistent with the revised disclosure in the Offer to Purchase regarding the inability of the Purchaser to waive the Minimum Condition without the Company's prior written consent.

          In response to the Staff's closing comments, please note that the acknowledgement requested by the Staff is attached hereto as Exhibit A.

          The Filing Persons have amended the Schedule TO and have filed the same with the Commission via EDGAR, and respectfully submit that no additional delivery of the offering materials is required, nor is any extension of the Offer required pursuant to the rules and regulations of the SEC. While the Filing Persons have provided additional disclosure in response to the Staff's comments, they do not believe that any of these changes materially alters the mix of relevant information presented in the offering materials circulated to the unaffiliated stockholders of Whitehall on or about February 8, 2006.

          If you have any questions or comments or require further information with respect to the foregoing, please do not hesitate to contact me at (212) 756-2519.

                                       Very truly yours,


                                       /s/ Robert Goldstein
                                       --------------------------------
                                       Robert Goldstein

                                    EXHIBIT A

                         Prentice Capital Management, LP
                          623 Fifth Avenue, 32nd floor
                               New York, NY 10020

In connection with responding to the comments of the Staff of the Securities and Exchange Commission (the "COMMISSION") set forth in its letter dated February 17, 2006 concerning the Schedule TO filed on February 8, 2006, the Filing Persons hereby acknowledges that:

     the Filing Persons are responsible for the adequacy and accuracy of the disclosure in the filing;

     Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

     the Filing Persons may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

IN WITNESS WHEREOF, the Filing Persons have executed this instrument as of the 22nd day of February, 2006.

                                    HOLTZMAN OPPORTUNITY FUND, LP

                                    By:  Holtzman Financial Advisors, LLC,
                                         its General Partner
                                    By:  SH Independence, LLC,
                                         its Managing Member


                                    By:  /s/ Seymour Holtzman
                                         ---------------------------------
                                         Name: Seymour Holtzman
                                         Title: Sole Member


                                    HOLTZMAN FINANCIAL ADVISORS, LLC

                                    By:  SH Independence, LLC,
                                         its Managing Member

                                    By:  /s/ Seymour Holtzman
                                         ---------------------------------
                                         Name: Seymour Holtzman
                                         Title: Sole Member


                                    SH INDEPENDENCE, LLC

                                    By:  /s/ Seymour Holtzman
                                         ---------------------------------
                                         Name: Seymour Holtzman
                                         Title: Sole Member

                                    PRENTICE CAPITAL MANAGEMENT, LP

                                    By:  /s/ Jonathan Duskin
                                         ---------------------------------
                                         Name: Jonathan Duskin
                                         Title: Managing Director


                                    PWJ LENDING LLC

                                    By:  /s/ Jonathan Duskin
                                         ---------------------------------
                                         Name: Jonathan Duskin
                                         Title: Managing Director


                                    PWJ FUNDING LLC

                                    By:  Prentice Capital Management,
                                         its Manager

                                    By:  /s/ Michael Weiss
                                         ---------------------------------
                                         Name: Michael Weiss
                                         Title: Chief Financial Officer


                                    WJ ACQUISITION CORP.

                                    By:  /s/ Michael Weiss
                                         ---------------------------------
                                         Name: Michael Weiss
                                         Title: Vice President


                                    WJ HOLDING CORP.

                                    By:  /s/ Michael Weiss
                                         ---------------------------------
                                         Name: Michael Weiss
                                         Title: Vice President


                                    /s/ Michael Zimmerman
                                    -------------------------------------
                                    Michael Zimmerman


                                    /s/ Jonathan Duskin
                                    -------------------------------------
                                    Jonathan Duskin


                                    /s/ Seymour Holtzman
                                    -------------------------------------
                                    Seymour Holtzman